UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: July 20, 2009

By:	/s/ Alexander Y. Torbakhov
Name:	Alexander Y. Torbakhov
Title:	General Director

FOR IMMEDIATE RELEASE

VIMPELCOM LAUNCHES COMMERCIAL OPERATIONS UNDER THE

BEELINE BRAND IN VIETNAM

Hanoi, Vietnam and Moscow, Russia (July 20, 2009) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, officially announced the commercial launch of its mobile operations in Vietnam under the Beeline brand via GTEL-Mobile Joint Stock Company, mobile telecommunications joint venture in Vietnam.

«With the start of our operations in Vietnam we are strengthening our positions in South-East Asia. The Vietnamese telecom market has a great potential with young and dynamic population of more than 86 million people and a fast growing economy. Our partnership with such a reliable and professional local partner as GTEL Corp helped us achieve the result we had planned», - said Boris Nemsic, Chief Executive Officer, VimpelCom. «The launch in Vietnam follows our successful start in Cambodia where we have already commenced operations earlier this year», - noticed Vladimir Riabokon, Executive Vice President, International Business Development, VimpelCom

«We believe in the success of GTEL Mobile Jsc. in Vietnam. The combination of GTEL Corporation’s strengths and our partner - VimpelCom’s experiences in network deployment have greatly contributed to our results. We will take advantages of international factors to develop our business in Vietnam», - said Mr. Nguen Van Du, General Director of GTEL Corp.

At the initial stage Beeline services will be available in the largest provinces of Vietnam - Hanoi, Ho Chi Minh city, Danang - with more than 15 million people. By the end of 2009, GTEL-Mobile plans to provide coverage in more than 40 provinces of Vietnam with the population of about 41 million. To the date of the launch, Beeline distribution network comprises more than 7 000 sim and scratch card points of sales including such a new trade channel for Vietnamese market as branded trade counters. Beeline’s own sales offices will be opened next year in the largest cities of Vietnam. The first product under the Beeline brand in Vietnam is Big Zero tariff plan with an attractive price for on-net and off-net calls and affordable SMS-service.

«We are very pleased that according to the research conducted by Vietnamese agency «Consumer Behavior & Insight», Beeline had achieved fairly high awareness after a three week teaser campaign. Beeline’s brand is recognized by 55% respondents in Hanoi and Hochiminh city. Such results and fast pace of network deployment became possible due to high-level expertise of our international team », - said Alexey Blyumin, Chief Executive Officer, GTEL-Mobile.

***

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

***

In July 2008 it has signed a Joint Venture and Shareholders Agreement (the “Agreement”) to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company. The other participants in the Joint Venture Company are Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL.

Subject to the conditions contained in the Agreement and in accordance with Vietnamese investment laws, VimpelCom received a 40% interest in the Joint Venture Company in consideration for an equity investment of US$267 million. GTEL and GTEL TSC have an equity interest of 51% and 9%, respectively, in the Joint Venture Company. The parties’ obligations under the Agreement remain subject to receipt of regulatory approvals, including approvals required for the legal formation of the Joint Venture Company and its receipt of the GSM license and frequencies.

***

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the anticipated schedule for developing our network in Cambodia. Actual timing may differ materially from that described in such forward-looking statements as a result of various factors, including continued volatility in the economies in the markets in which the Company operates and unforeseen developments in competition, or current or future changes in the political, economic and social environment or current or future regulation of the Cambodian telecommunications industries. Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements is contained in VimpelCom’s public filings with the SEC, including VimpelCom’s annual report on Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information please contact:

OJSC Vimpelcom

PR department

Anna Aybasheva, Ksenia Korneeva

+7 (495) 725-07-08, media@beeline.ru

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